Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 24, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
FOCUS: VNU Still Needs To Woo Investors On $7B IMS Deal

FOCUS: VNU Still Needs To Woo Investors On $7B IMS Deal
Roberta Cowan
1174 words
05:04 pm, 24/08/2005
Dow Jones International News (Internal Content)
English
(c) 2005 Dow Jones & Company, Inc.
AMSTERDAM (Dow Jones)—VNU NV (38987.AE) executives may have a tough time selling the Dutch company’s planned $7 billion purchase of IMS Health Inc. (RX) to shareholders that include activist fund manager Knight Vinke.
Even before VNU said it would buy IMS, Knight Vinke had written to the company urging it to buy back shares rather than embark on transformational deals. Two weeks later, VNU — the world’s largest market research company — said it would buy IMS, doubling its size, creating a business even more focused on the U.S. and rejoining the two separate parts of a company that was split a decade ago.
A Knight Vinke spokesman now says the letter has been superseded by events, but it’s evaluating its position. Knight Vinke has a history of agitating at major European companies, using small shareholdings to rally others to its cause and cajole executives into pushing through changes.
And there are indications that some VNU shareholders may balk at the IMS acquisition, with some analysts noting VNU shares have rallied recently amid speculation the purchase may fail. One Dutch investment banker, who declined to be named, said a major shareholder and some U.S. hedge funds are unhappy with the proposed deal.
In one of the biggest moves to consolidate in the market research industry, VNU said last month it will buy U.S. data collector IMS for a mixture of cash and stock. Analysts are divided as to the merits of such a big acquisition.
Shareholders will vote on the deal at a meeting in the first quarter of 2006. The key issue is whether VNU can benefit more from the IMS purchase or whether it should focus on its core business and buy back shares.
Fortis analyst Mariska Zonneveld said in a recent note she “clearly prefers” a buyback, as this would add “more value, at lower risk.”
Zonneveld calculates that even assuming management integrates the acquisition well and wrings the highest amount of synergies possible, VNU’s fair value is EUR36 a share. By contrast, a EUR1.5 billion share buyback would push fair value to EUR37.
She notes that IMS management would strengthen VNU’s board, which has a “mixed track record,” but cautions that the merger will toss “many balls in the air.” Zonneveld has doubts about synergies due to the “very limited overlap” between VNU and IMS. She rates VNU buy with a EUR32 price target.

VNU has been scouring the globe for investment opportunities since it sold its phone directories unit for EUR2.1 billion last year. Analysts thought it was shopping in the EUR1 billion range and were surprised when VNU said it will buy IMS, a company whose market capitalization is almost the same as its own.
In its June 27 letter, Knight Vinke argued that VNU needs to integrate and rationalize the string of purchases made since 2000 and that strategic acquisitions should constitute a longer-term objective. The spokesman declined to say whether Knight Vinke backs the IMS bid, or disclose how much the company holds in VNU or IMS.
Eric Knight, head of Knight Vinke, was vocal in demanding Royal Dutch Shell PLC (RDSB) merge its Dutch and U.K. holding companies and abandon its antiquated holding structure — this month, shareholders voted to streamline Shell into one entity. More recently, he called on French utility Suez (SZE) to either buy the rest of Belgian power affiliate Electrabel SA (ELEB.BT), or sell its stake. Suez demurred before this month announcing a EUR11.2 billion buyout of Electrabel.
Next Target?
Some analysts are speculating VNU could be Knight’s next target, though they note that a large chunk of VNU is owned by funds controlled by a handful of companies. That means a small group of firms is likely to have the say on whether the deal flies as backing will require a simple majority.
ING Groep NV (ING), Templeton (GIM), Fidelity (FIDELITYF.XX), Norges Bank (NHST.NO), Barclays Global (BIF) and Robeco (28978.AE), are among VNU’s biggest shareholders, according to data from Thomson Financial. Fidelity, Templeton, Robeco and Barclays declined to comment, Norges couldn’t be reached. An ING spokesperson said ING has not yet taken a position on the deal.
Goldman Sachs analyst Chris Collett said in a note that he is doubtful on the synergies that the two companies could generate together and reckons investors question the benefit of relinking two businesses that were de-merged in 1996. IMS and VNU’s ACNielsen ratings used to be part of the same company.
Collett also noted the poor performance of VNU’s previous purchases, highlighting the numerous margin downgrades at ACNielsen since it was bought in 2001.
Still, diversifying away from the consumer goods industry, should the deal take place, is a welcome move, he added. The analyst rates the stock in-line, and said that if the acquisition doesn’t go through, VNU would be in a strong position to use its balance sheet to enhance earnings.
VNU stock has fallen 60% since 2000, the year Rob van den Bergh became chief executive.
Analysts say VNU has in the past underestimated the complexities of some projects including long delays in consolidating data operations in Europe.
Prospects have improved this year, with stronger-than-expected first-half revenue growth and the unveiling of a new cost drive. Analysts expect executives to give more targets for reducing costs and boosting margins ahead of next year’s vote to rally support for the IMS deal.
VNU says the two companies are a good fit — IMS collects data for the pharmaceutical and health industries, from doctors, hospitals and companies, while VNU measures and monitors consumer behavior.
The company notes that some shareholders have “expressed a negative reaction initially,” but said in a statement that this is “less of an issue than how those shareholders may view the transaction at the time of the shareholder vote, which is many months from now.”

Morgan Stanley analysts said in a note that the IMS acquisition could look more attractive if VNU can keep up the momentum seen in its first-half results, if the outlook for IMS’ margins improves and if the company details more synergies. They rate the stock overweight and have a EUR27 price target.
VNU said since the July 11 announcement of the deal it has met with shareholders and will continue to do so to emphasize the “strategic rationale and long-term benefits” of the purchase. Investors will view the merger “even more positively” when it comes to vote, it said.
If approved, IMS shareholders will get $11.25 per share in cash and 0.06415 VNU share. VNU said including the impact of the synergies, the transaction will boost VNU’s cash earnings per share in the first year.
For now, uncertainty will continue. “The relative attractiveness of both options [the acquisition or a buyback] will no doubt change further before shareholders are required to vote on the merits of the deal,” Morgan Stanley said in its note.
Company Web site: http: http://www.vnu.com
http://www.imshealth.com
-By Roberta Cowan, Dow Jones Newswires, +3120-626-0770, roberta.cowan@dowjones.com, (Arien Stuyt and Robin van Daalen contributed to this story.) [ 23-08-05 1722GMT ]
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About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.